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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

The viaLink Company

--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
92552Q 10 1

--------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert N. Baker, 7112 Stonetrail Drive, Dallas, Texas 75230-5403, (214) 673-9300
                                                                  --------------

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


August 23, 2002 (stock received August 29, 2002)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552Q 10 1

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert N. Baker

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   ............................................................

          (b)   Group membership disclaimed.
--------------------------------------------------------------------------------
     3.   SEC Use Only .........................................................

     4.   Source of Funds (See Instructions)  PF................................

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not applicable

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization ..............................USA

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power ................................7,158,098
Shares
Beneficially      --------------------------------------------------------------
Owned by          8. Shared Voting Power .......................................
Each
Reporting         --------------------------------------------------------------
Person With       9. Sole Dispositive Power............................7,158,098

--------------------------------------------------------------------------------
                 10. Shared Dispositive Power ..................................

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          ..763,125 options and warrants

--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): Not applicable.

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11) ...............7.5%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions):  IN

Instructions for Cover Page

          (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

          (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

          (3)  The 3rd row is for SEC internal use; please leave blank.

          (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
               Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

               Category of Source                                                                     Symbol
               ------------------                                                                     ------
               Subject Company (Company whose securities are being acquired)                            SC

               Bank                                                                                     BK

               Affiliate (of reporting person)                                                          AF

               Working Capital (of reporting person)                                                    WC

               Personal Funds (of reporting person)                                                     PF

               Other                                                                                    OO

          (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

          (6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

    (7)- (11), Aggregate Amount Beneficially Owned by Each Reporting Person,
               etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of
         (13) Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

         (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

         (14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                   Category                                                                     Symbol
                   --------                                                                     ------
                   Broker-Dealer                                                                   BD

                   Bank                                                                            BK

                   Insurance Company                                                               IC

                   Investment Company                                                              IV

                   Investment Adviser                                                              IA

                   Employee Benefit Plan, Pension Fund, or Endowment Fund                          EP

                   Parent Holding Company                                                          HC

                   Corporation                                                                     CO

                   Partnership                                                                     PN

                   Individual                                                                      IN

                   Other                                                                           OO


Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.


               Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

               Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.


ITEM 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ITEM 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

          (a)  Name;

          (b)  Residence or business address;

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

          (f)  Citizenship.

ITEM 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

ITEM 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

          (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
               2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in
               Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

          (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

          (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

               Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

          (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

          (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

               Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


OTHER:

During the last five years I have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and I have neither been a party to a civil proceeding of a judicial or administrative body regarding nor subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

4,751,051 shares of restricted common stock were acquired pursuant to a Separation Agreement dated August 12, 2002, which was made an exhibit to the Issuer's quarterly report filed with the Commission on August 14, 2002, on Form 10-QSB; that agreement is incorporated by reference to this filing. The securities referred to above were acquired pursuant to the Separation Agreement and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

I have entered into a selling plan for 1,000,000 shares of common stock of my holdings in the issuer and I have attached the selling plan to this Amendment.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 19, 2002


--------------------------------------------------------------------------------
Date


s/ Robert N. Baker


--------------------------------------------------------------------------------
Signature

Robert N. Baker, Member of the Board of Directors, The viaLink Company


--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000

                INSTRUCTIONS FOR PROGRAMMED PLAN OF TRANSACTIONS


--------------------------------------------------------------------------------
GENERAL INSTRUCTIONS: I hereby instruct A.G. Edwards & Sons, Inc. ("A.G. Edwards") to implement a programmed plan of transactions as outlined below (the "Instructions"). I UNDERSTAND THAT THE INSTRUCTIONS BELOW ARE SUBJECT TO REVIEW PRIOR TO ACCEPTANCE BY A.G. EDWARDS. The Instructions are valid only for the specific security, account number and maximum total shares indicated:

   Client's Name:  Robert N. Baker

   Name of Security:  common stock of  The viaLink Company (VLNK)

   Account Number:  592 131536

   Maximum Total Shares to Be Bought or Sold Under the Instructions:  1,000,000

   Relationship of Client to Issuer:

   [ ] Executive Officer (Specify)                   X Director
                                   -----------------

   [ ] 10% (or Greater) Shareholder               [ ] Other (Specify)
                                                                     -----------


SPECIAL INFORMATION FOR TRANSACTIONS INVOLVING STOCK OPTIONS EXERCISES: If shares that will be sold pursuant to these Instructions are to be delivered to A.G. Edwards by exercise of options, provide the following information for each grant:

         Grant Date                         Exercise Price
                   -----------------                      -------------

         Quantity                           Type of Option
                  ------------------                      -------------

          Additional options information attached? [ ] Yes [ ] No


--------------------------------------------------------------------------------


                   COMPLETE ONLY ONE OF THE FOLLOWING SECTIONS

SECTION 1: BUY OR SELL A SPECIFIED QUANTITY OF SHARES AT THE MARKET PRICE

     Place an order to: [ ] BUY / [ ] SELL (check one) ___________ shares on the __________ day of each [ ] WEEK / [ ] MONTH (check one) at the market price at any time during normal market hours on such date.


     Additional instructions attached?  [ ] Yes    [ ] No


SECTION 2: BUY OR SELL AT A DESIGNATED SHARE PRICE ("LIMIT ORDER") ON MULTIPLE
           OCCASIONS

     Place an order to: [ ] BUY / X SELL (check one) 1,000,000 shares at a limit price of $0.10 per share (insert limit price) each X WEEK / ? MONTH (check one time period) at any time during normal market hours. The limit order above will be "Good Until Cancelled." No subsequent limit order is to be entered until the preceding limit order has been executed; and not more than one limit order is to be entered per time period.


     Additional instructions attached?  X Yes    [ ] No


SECTION 3: BUY OR SELL AT A DESIGNATED SHARE PRICE ("LIMIT ORDER") ON A SINGLE
           OCCASION

     Place an order to: [ ] BUY / [ ] SELL (check one) ___________ shares at a limit price of _______ (insert limit price) on __________ (insert date) at any time during normal market hours on that date. The limit order above will be "Good Until Cancelled."


     Additional instructions attached?  [ ] Yes    [ ] No



--------------------------------------------------------------------------------
Program Trading Plan Instructions (10b5-1 Plan) v.2.1                      Pg. 1

SECTION 4: BUY OR SELL A SPECIFIED DOLLAR AMOUNT OF SHARES

     Place an order to: [ ] BUY / [ ] SELL (check one) the number of whole shares that comes closest to, but does not exceed, $_____________ market value on the __________ day of each ? WEEK / ? MONTH (check one time period). The market value will be based on the market price at the time the order is executed, which I understand may occur at any time during normal market hours on such date.


     Additional instructions attached?  [ ] Yes    [ ] No




              DISCLOSURES, REPRESENTATIONS AND FURTHER INSTRUCTIONS
                       FOR PROGRAMMED PLAN OF TRANSACTIONS

GENERAL REPRESENTATIONS. I understand that these Instructions are intended to conform with certain provisions of SEC Rule 10b5-1 of the Securities and Exchange Commission (hereafter referred to as "the Rules"), and that the Rules permit a person who comes into possession of material, non-public information with respect to a security to be able to effect a trade in the security, provided instructions to effect the trade were given prior to the person learning the information. I hereby represent to A.G. Edwards that I am not, as of the date of my signature below, in possession of material, non-public information about the security to which the Instructions pertain; and that the Instructions provided are given in good faith and are not part of a plan or scheme to evade the laws governing insider trading. I further represent that I am under no legal, regulatory or contractual restriction or undertaking that would prevent A.G. Edwards from acting upon the Instructions, including but not limited to any private placement transfer restrictions, pledge or other encumbrance, rights of first refusal, or any other matters that may prohibit or prevent the free transfer of the securities covered by these Instructions. I understand that it is my responsibility to comply with all applicable securities laws and policies of the issuer of the securities with respect to the transactions contemplated by these Instructions.

I understand that the laws governing insider trading are fact-specific. I understand that there can be no guarantee that any transaction that is executed pursuant to the Instructions will be deemed to be covered by the protections of the Rules.

EFFECTIVE DATE. The Instructions will become effective upon A.G. Edwards' acceptance of the Instructions as evidenced by the date of the last signature on this document.

AUTOMATIC TERMINATION OF PLAN: I direct that this plan will automatically terminate upon purchase or sale of the maximum shares subject to this plan, or if I fail to pay for any trade entered pursuant to the Instructions, or when A.G. Edwards learns of my death, or upon my demonstrating to A.G. Edwards that any of the following contingencies have occurred:

     o Twelve months has passed from the effective date of these Instructions without all of the securities having been purchased or sold, as applicable.

     o A public announcement has been made of a tender offer involving the issuer's securities;

     o A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this agreement would be subject to a lock-up provision;

     o A sale has been made of all or substantially all of the assets of the issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the issuer occurs in which the owners of the issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

     o    A dissolution or liquidation of the issuer takes place; or

     o It comes to my attention that the Instructions or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the issuer is a party or by which the issuer is bound.

In no event shall A.G. Edwards be deemed to have not followed the Instructions if I do not provide notice of the above contingencies prior to the placement of a scheduled order under the plan.




--------------------------------------------------------------------------------
Program Trading Plan Instructions (10b5-1 Plan) v.2.1                      Pg. 2

NON-MARKET DAYS. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated.

EFFECT OF DEVIATION FROM INSTRUCTIONS. I understand that the protections of the Rules may not apply if I alter or deviate from the Instructions in any way. I further understand that I may be considered to have altered or deviated from the Instructions if, while the Instructions are in effect, I change the amount, price or timing of any purchase or sale; if I enter supplemental, ad hoc orders with respect to the security that is the subject of the Instructions; if I attempt to directly or indirectly influence the timing of the placement or execution of orders other than through these written instructions; or if I enter or alter a corresponding or hedging transaction with respect to such security. I also understand that if I terminate the plan or these Instructions, any prior or future plans which may have occurred or which may be contemplated, may be denied the affirmative defense allowed under 10b5-1. I understand that any such activities would be undertaken at my own risk without liability or consequence to A.G. Edwards.

STATE INSIDER TRADING LAWS. I understand that some states may have their own laws that relate to insider trading. I understand that A.G. Edwards makes no representation to me with respect to whether these Instructions conform to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

EFFECT OF "SHORT-SWING PROFIT" RULES. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of stock that occurs within six months of each other if I own 10% or more of any class of the issuer's equity securities, or if I am an officer or director of the issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and that I will seek my own counsel with respect to ensuring compliance with such rules.

SALES OF RESTRICTED STOCK OR CONTROL STOCK PURSUANT TO SEC RULE 144. I understand that the Instructions are applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I directed be purchased or sold and any lesser amount of shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. I agree to advise A.G. Edwards whether securities covered by these Instructions are covered by Rule 144 and to timely provide appropriate and necessary paperwork, duly executed, in order to facilitate compliance with the filing requirements of that rule and to achieve the purposes of these Instructions. Further, because volume limitations are applicable under Rule 144 regardless where I may sell securities, I represent that I will place no orders with other securities firms to sell securities of the same class as those contemplated by these Instructions without immediately notifying A.G. Edwards in sufficient time to prevent any improper sales.

REPORTING REQUIREMENTS FOR CERTAIN SHAREHOLDERS. I understand that there are securities laws and rules that require certain shareholders to timely file reports with the Securities and Exchange Commission as to the shareholder's purchases and sales of the issuer's securities. I understand that it is my responsibility to ensure compliance with such rules, and that I will seek my own counsel with respect to whether and when such reports might need to be filed.

INDEMNIFICATION AGREEMENT. I understand that A.G. Edwards can make no representation or guarantee that any transaction entered according to the Instructions will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material, non-public information or other laws or rules governing securities transactions. Therefore, in consideration of A.G. Edwards' acceptance of these instructions, I hereby agree to indemnify and hold harmless A.G. Edwards and its directors, officers and employees from any liability, loss or expense (including any legal fees and expenses reasonably incurred) arising out of any transaction or transactions executed pursuant to the Instructions or from any deviation I might make from the plan.

MARKET DISRUPTIONS, INTERNAL RESTRICTIONS AND OTHER UNUSUAL SITUATIONS. I understand that A.G. Edwards may not be able to effect a sale due to a market disruption or a legal, regulatory or contractual restriction to



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Program Trading Plan Instructions (10b5-1 Plan) v.2.1                      Pg. 3
which it may be subject. If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to A.G. Edwards, or any other event, A.G. Edwards agrees to effect such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event. In addition, it is understood that, from time to time, A.G. Edwards places internal restrictions on the ability of customers to enter orders in connection with specific securities. In the event such restrictions may apply to the securities covered by this plan, and that such restrictions would prevent orders from being placed in connection with these Instructions, then this plan will automatically terminate with no liability to A.G. Edwards.

COORDINATION WITH ISSUER. I understand that some issuers restrict or limit employees or certain other persons from trading in the issuer's securities (e.g., an employee or director may only be permitted to trade during certain "window periods" or may be prohibited from trading during certain "blackout periods"). In addition, I understand that, if I am deemed to be an affiliate or an affiliated purchaser of an issuer whose securities I might be purchasing, then my transactions could limit or otherwise hinder the issuer's ability to effectuate a share repurchase program under federal securities laws and rules (specifically, SEC Rule 10b-18). Therefore, I represent to A.G. Edwards that, to the extent such provisions may apply to me, I have reviewed these Instructions with the issuer and that the issuer has consented to the Instructions outlined herein.

EFFECT OF INSTRUCTIONS ON OTHER AGREEMENTS WITH A.G. EDWARDS. Nothing in these Instructions changes any other terms or agreements that are already applicable to my account or otherwise between A.G. Edwards and me.

CHOICE OF LAW REGARDING INTERPRETATION OF INSTRUCTIONS. These Instructions shall be construed in accordance with the laws of the State of New York.



--------------------------------------          --------------------------------
          Printed Name of Client                            Signature


--------------------------------------
                 Date


ACKNOWLEDGED BY:
A.G. Edwards & Sons, Inc.



--------------------------------------
Signature of Branch Office Manager





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Program Trading Plan Instructions (10b5-1 Plan) v.2.1                      Pg. 4

                                 ROBERT N. BAKER
                               7112 Stonetrail Dr.
                              Dallas, TX 75230-5403
                                214-739-6945 (h)
                               214-673-9300 (cell)

December 19, 2002

To: Pat Howley, A.G.Edwards

Re: Selling plan for common stock of The viaLink Company

Dear Pat:

I wish to commence a series of sales of shares of common stock of The viaLink Company (the "Stock"). These shares are already in your possession. The elements of my selling plan are as follows:

1. The effective date of the selling plan shall be the date of this letter.

2. Sales shall commence on March 3, 2003, and continue for each week thereafter until the earlier of (a) my written notice to you to discontinue all sales under this plan or (b) until you have sold 1,000,000 shares of my Stock.

3. Over the course of each week this selling plan shall be in effect, please sell One Hundred Twenty-five Thousand (125,000) shares of my Stock.

4. Under no circumstances are you to sell any of my Stock if the selling price you could obtain falls below $0.10 per share. There is no upward limit on the price I would accept.

5. As we have discussed, you shall confirm each trade to me via electronic mail. So as to allow me to make a timely (within two days of sale) filing with the SEC, you will provide me these confirmations the day of each sale.

6. NEITHER YOU NOR I HAVE DISCRETION TO AMEND THESE INSTRUCTIONS UNDER ANY CIRCUMSTANCES. While I do reserve the right to terminate this plan, I have no right otherwise to amend the terms and conditions of this plan.

Please countersign the enclosed duplicate of this letter and return it to me at your first opportunity along with my copy of the fully-executed form you prepared which is captioned "Instructions for Programmed Plan of Transactions," of which this is a part.

Thank you,


/s/ Robert N. Baker


Robert N. Baker





Agreed to and accepted this 20th day of December, 2002:




A. G. Edwards & Sons, Inc.



By:             /s/ Patrick J. Howley, III
   --------------------------------------------------


Title: Vice President - Investments, Branch Manager
      ---------------------------------------------